February 2, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: TheStreet, Inc. (the "Company")
Registration Statement on Form S-3
File No. 333- 222725

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on February 5, 2018, or as soon thereafter as is practicable.

Very truly yours,

THESTREET, INC.
By:/s/Eric Lundberg
Name: Eric Lundberg
Title: Chief Financial Officer